Filed by: Harris Corporation

Pursuant to Rule 425 under the

Securities Act of 1933

and deemed filed pursuant to

Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Exelis Inc.

Commission File No.: 001-35228

DATE: February 6, 2015 TO: All Harris Employees SUBJECT: Harris to Acquire Exelis Inc.

This morning Harris Corporation announced that we have entered into a definitive agreement to acquire Exelis Inc., a diversified, global aerospace, defense and information solutions company. The combined company is expected to generate more than $8 billion in annual revenues and employ more than 23,000 people worldwide – including 9,000 engineers and scientists.

Exelis is the largest acquisition in Harris’ history and it will transform our company – creating a larger, more balanced business portfolio and a solid platform for long-term growth. It will establish us as the premier provider of affordable and innovative mission-critical communications, information and analytics solutions.

Harris and Exelis are highly complementary businesses – in our technologies, capabilities, markets and customers. This acquisition accelerates our ability to deliver new, high-value products, systems and services while driving down our customers’ costs. This is critical in today’s tight U.S. government spending environment.

Our companies are also strongly aligned in our cultures and values. Excellence and innovation will continue to be two core principles driving Harris’ success, and we remain committed to a strong investment in R&D to help solve our customers’ toughest challenges. For employees, being part of this larger organization will provide broader opportunities for career development.

I know you have questions about how the acquisition will affect you directly, and we still have a lot of decisions to make on how to combine our organizations. In the meantime, we have created an employee site on connect.harris.com with this morning’s news release, a fact sheet and FAQs to help answer some of your immediate questions.

We will also be discussing this announcement jointly with Exelis’ management during today’s quarterly earnings call at 8:30 a.m. ET. To listen to the call, access the live webcast at http://www.harris.com/webcast/quarterly/2015Q2.

Acquiring Exelis is an exciting new chapter in Harris’ history that we get to write together. As we work through the many details prior to closing, please try to stay focused on delivering against our customers’ expectations. We’ll continue to update the employee site on connect.harris.com as more information is available.

All of you will play a critical role in our company’s transformation. Expect to hear more as progress occurs in the weeks and months ahead.

Bill Brown

Chairman, President & CEO

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Harris and Exelis. In connection with the proposed transaction, Harris intends to file a registration statement on Form S-4 that will contain a proxy statement of Exelis and a prospectus of Harris with the SEC. This press release is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Exelis or Harris may file with the SEC or send to shareholders in connection with the proposed transaction. INVESTORS AND SHAREHOLDERS OF EXELIS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Harris will be made available free of charge on Harris’ website at http://harris.com/investors. Copies of documents filed with the SEC by Exelis will be made available free of charge on Exelis’ website at http://investors.exelisinc.com/

Participants in Solicitation

Harris Corporation and its directors and executive officers, and Exelis and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Exelis common stock in respect of the proposed transaction. Information about the directors and executive officers of Harris Corporation is set forth in the proxy statement for Harris Corporation’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on September 9, 2014. Information about the directors and executive officers of Exelis is set forth in the proxy statement for Exelis’ 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 26, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.